Exhibit 99.74

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces FY-2012 Annual Results

Toronto, Ontario – December 21, 2012

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the quarter and year-ended September 30, 2012 (“FY-2012”). The Company’s Audited Annual Consolidated Financial Statements, along with Management’s Discussion and Analysis and Annual Information Form, have been filed on the System for Electronic Document Analysis and Retrieval and may be viewed at www.sedar.com. Unless noted otherwise, all dollar amounts are in US dollars.

Transformational Year for Energy Fuels

The past year was transformational for Energy Fuels, as the Company attained a dominant production and resource position within the uranium sector’s single largest market, the United States. In a period of less than six months between February 2012 and July 2012, Energy Fuels augmented its business, successfully capitalizing on growth opportunities in a highly dynamic market environment. Within this short period of time, Energy Fuels became the largest conventional uranium producer in the US, one of the largest holders of NI 43-101 compliant uranium resources in the US, and completed two capital market financings that raised aggregate gross proceeds of over Cdn $30 million.

Through the acquisition of all of the US-based uranium mining and production assets of Denison Mines Corp. (the “Denison Acquisition”) in June 2012, Energy Fuels now owns and controls the White Mesa uranium mill (“White Mesa Mill”), which is the only operating uranium mill in the US. When combined with the Company’s large, proximal resource base, the White Mesa Mill positions Energy Fuels to provide a long-term supply of uranium production from conventional ore as market conditions warrant.

In addition, through its February 2012 acquisition of Titan Uranium Inc. (the “Titan Acquisition”), Energy Fuels acquired the Sheep Mountain Project, one of the largest uranium development projects in the US. The Sheep Mountain Project has 30.3 million pounds of uranium oxide (“U3O8”), contained inapproximately 12.9 million tons of Measured and Indicated Resources with an average grade of 0.12% U3O8. Shortly after completing the Titan Acquisition, Energy Fuels completed a pre-feasibility study on the Sheep Mountain Project. Using a 7% discount rate and a $60 per pound uranium price (which is the current Ux long-term price of uranium), the Sheep Mountain Project’s estimated net present value is $161 million which, in itself and excluding Energy Fuels’ other assets, represents a substantial premium to the Company’s current market capitalization.

Despite being the World’s largest producer of nuclear energy, the US currently imports over 90% of the uranium required to fuel its reactors. The Company believes its US-based portfolio of assets represents a important source of domestic supply, which should be expected to grow in strategic importance following the expected discontinuation of the US-Russia HEU agreement in December 2013, which currently provides ~45% of the uranium supply for the United States.

Selected Annual Information

The following selected financial information was obtained from or calculated using the Company’s consolidated financial statements for the following fiscal years:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
$000, except per share data	2012	2011	2010 [1]
Results of Operations:
Total revenues	$25,028	$-	$-
Net income (loss)	16,973	(3,567)	(4,315)
Basic and diluted earnings (loss) per share	0.06	(0.04)	(0.05)

	As at September	As at September	As at September
	30, 2012	30, 2011	30, 2010 [1]
Financial Position:
Working capital	$44,080	$6,788	$3,158
Property, plant and equipment	133,085	33,292	480
Total assets	239,808	43,493	33,793
Total long-term liabilities	38,447	452	333
1 As reported under Canadian GAAP

Financial and Operational Highlights for FY-2012

-	Completed the Denison Acquisition and Titan Acquisition on June 29, 2012 and February 29, 2012, respectively.
-	Energy Fuels’ sales, following completion of the Denison Acquisition, were 447,000 pounds U3O8 at an average realized price of $55.83 per pound for the quarter and year-ended September 30, 2012. Approximately 44% of these sales were under existing uranium supply contracts.
-	Energy Fuels’ production at the White Mesa Mill, following the completion of the Denison Acquisition, totaled 310,480 pounds of U3O8 for the quarter and year-ended September 30, 2012. Production included 79,764 lbs U3O8 from alternate feed materials and 230,716 lbs U3O8 from Arizona 1 and Daneros conventional ore. Production cash cost was $44.26[1] per lb U3O8 for the quarter and year-ended September 30, 2012.
-	As of September 30, 2012, the Company had working capital of $44.1 million, including cash and cash equivalents of $13.7 million, marketable securities of $1.6 million and 225,000 pounds of U3O8 inventory. Based on spot market prices at September 30, 2012, this inventory had a value of $10.5 million.
-	Raised aggregate gross proceeds of Cdn $30.2 million through a Cdn $8.2 million equity financing in June 2012 and a Cdn $22 million unsecured, subordinated convertible debenture offering in July 2012.
-	Subsequent to September 30, 2012, Energy Fuels announced that, in order to manage the current challenging uranium market environment, the Company would focus on its lower cost sources of production at its Arizona Strip mines and alternate feed production. As announced on October 17, 2012, the Company placed its Daneros and Beaver mines on standby. In December 2012, the Pandora mine was also placed on standby.

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this news release. These measures are not defined under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

[1] Cash cost of production per pound is a non-GAAP financial measure defined as the costs of mining the ore fed to the mill in the year, which include fair value adjustments to beginning stockpile inventories, plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, divided by lbs. of U3O8 produced during the year.

Energy Fuels Outlook for FY-2013

Energy Fuels will continue to manage its operations in a prudent, conservative manner until the expected improvement in the uranium market is observed and sustained. This strategy entails operations that will focus on lower cost sources of production and levels of output that are generally tailored toward fulfilling the Company’s delivery requirements under its uranium supply contracts. As such, Energy Fuels expects that 90-95% of its FY-2013 sales will be pursuant to existing term contracts. Development and maintenance of the Company’s asset portfolio is expected to continue to position Energy Fuels to increase production upon the occurrence of improved market conditions. Highlights for Energy Fuels’ outlook for FY-2013 are as follows:

-	FY-2013 Sales: Uranium sales are estimated to be 1,000,000 to 1,050,000 lbs U3O8, of which 957,000 lbs is expected to be sold under uranium supply contracts and the remainder is expected to be sold into the spot market. Vanadium sales (“V2O5 ”) are estimated to be between 1,900,000 and 2,000,000 lbs.
-	FY-2013 Production: Uranium production is estimated to be approximately 1,000,000 lbs U3O8 sourced from both conventional ore and alternate feed sources. Conventional ore production is expected to include the Beaver and Pandora ore contained in stockpile as of September 30, 2012, as well as the Beaver and Pandora ore mined during FY-2013. Given the expected U3O8 production from Beaver and Pandora ores, Energy Fuels estimates that it will produce between 1,900,000 and 2,000,000 lbs of V2O5 in FY-2013.
-	FY-2013 Mining Activities: Mining on the Arizona Strip is expected to continue during FY-2013 at the Arizona 1 and Pinenut mines, although this ore is not expected to be milled until FY-2014, in addition to the Daneros ore currently stockpiled. Effective October 17, 2012, the Company placed the Daneros and Beaver mines on standby. The Pandora mine was previously expected to be shut down in mid-2013 but was placed on standby in December 2012.
-	FY-2013 Project Development: Energy Fuels plans to invest in high priority development projects and maintain general permitting and exploration activities in FY-2013. Development of the Canyon mine in Arizona is planned to continue in FY-2013, with the start of shaft sinking planned to begin in early FY-2013. The estimated cost of development activities at the Canyon mine is expected to be $4.4 million for FY-2013. Energy Fuels plans to continue permitting the Sheep Mountain Project at an estimated cost of $1.1 million for FY-2013. Other permitting and exploration expenditures are estimated to be $1.8 million for FY-2013.

Well-Positioned for Current Market Conditions and Future Growth

Energy Fuels believes it is well positioned as the leading conventional uranium producer in the US, with the potential to become a significant uranium producer on a global scale. The Company’s current production profile accounts for ~25% of US production, and the Company owns a portfolio of assets which provides a platform for significant production growth in the future. In the midst of relatively weak uranium spot prices, Energy Fuels is focusing on lower cost sources of production from its high-grade Arizona Strip mines and alternate feed materials in order to meet the delivery requirements under its existing uranium supply contracts. Energy Fuels has three existing contracts to deliver substantial quantities of uranium to US and international utilities. The in-place contracts include pricing terms which provide a premium to the current uranium spot price, which helps mitigate the challenges of current market conditions. In the event uranium spot prices return to pre-Fukushima levels of $70+ per pound, Energy Fuels believes it has the ability to substantially increase production at the White Mesa Mill over time, through the Company’s Arizona Strip mines, Colorado Plateau mines (which would also include significant vanadium production), Henry Mountains Complex, and increased uranium-bearing alternate feed processing. In addition, the Sheep Mountain Project, a large stand-alone uranium project, is expected to produce 1.5 million pounds U3O8 from both open-pit and underground mining operations according to its 2012 prefeasibility study. As discussed below in the Market Outlook for FY-2013, Energy Fuels believes that uranium market conditions are improving.

Market Outlook for FY-2013

Energy Fuels expects improvements in the uranium market during FY-2013. It is currently seeing increased activity in the uranium market with both spot market transaction activity recently increasing and several long-term supply contract proposals from utilities being tendered during the past couple of months. Demand fundamentals within the uranium sector are strong, with China, Russia, India, the US, the UK, Saudi Arabia and Brazil continuing to develop nuclear power plants. Globally, there are 64 nuclear reactors under construction, and 483 nuclear reactors planned or proposed. The recent Japanese election results also appear to bode well for the re-start of Japanese reactors, as the Liberal Democratic Party, a proponent of nuclear power, won via a significant majority. In terms of supply, the discontinuation of the US-Russia HEU agreement in December 2013 is expected to remove up to 18 to 24 million pounds of uranium from the market, and recently announced delays of several new uranium development projects are expected to further constrict supply over the medium- to long-term. Energy Fuels believes the aforementioned market conditions will result in modest strengthening of the uranium spot price during FY-2013 with accelerated strengthening expected beyond FY-2013.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated as of December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results , future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com